RADIATION THERAPY SERVICES, INC.

2234 Colonial Boulevard

Fort Myers, Florida 33907

January 26, 2007

VIA EDGAR

Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0305

Re:	Form 10-K for Fiscal Year Ended December 31, 2005

Filed on February 17, 2006

File No. 000-50802

Dear Mr. Rosenberg:

Set forth below are the responses of Radiation Therapy Services, Inc. (the “Company”) to the January 16, 2007 follow-up telephonic comments from Ibolya Ignat to David Koeninger , with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005 and it’s response letter to the SEC filed November 6, 2006. For your convenience, the Staff’s comments as given telephonically by Ms. Ignat are set forth in bold and followed by the Company’s response.

Comment 1

It appears based on your response, that you know the amount of change in estimate for contractual allowances and for the allowance for doubtful accounts but you do not track the reason for those changes. Please tell us in disclosure type format the amount of the change in estimate separately for each and why you believe your estimates are accurate, despite the fact the system is unable to track changes in payment classification.

Response:

Allowances for the year ended December 31, 2004, based on our twelve-month 2005 hindsight analysis, indicate an overstatement of the allowance for uncollectible accounts in the amount of $2.9 million and an understatement of the allowance for contractual discounts in the amount of $1.1 million for a net impact on Accounts Receivable of $1.8 million. The understatement analysis of the allowance for contractual discounts is without consideration of the impact on the allowance of changes in the patient’s initial expected funding sources between private and government insurance sources, where there are published or negotiated fee schedules, and self-pay accounts. The overstatement of the allowance for uncollectible accounts is similarly without

Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

January 26, 2007

consideration of changes in patient funding sources. While the precise impact on the two allowances of such changes can only be known thru a time-consuming and costly account-by-account analysis, we believe a substantial portion of the overstatement in the allowance for uncollectible accounts is a result of these changes. We believe that our estimates are reasonable as Accounts Receivable presented in our Consolidated Balance Sheets are presented net of both allowances for contractual discounts and uncollectible accounts and the net understatement of Accounts Receivable, on the basis of the twelve-month 2005 hindsight analysis, is approximately 7.0% and 5.6% of income before income taxes.

Further, this calculation of a change in estimate is static in that it compares the allowances recorded at January 1, 2005 for the accounts receivable outstanding at that time with the amounts ultimately realized in the ensuing twelve months from those accounts. The measure does not reflect the continuing analysis we perform or the adjustments we make each quarter to the financial statements based on the best available information.

Comment 2

Notes to Consolidated Financial Statements – page F-9 in 10-K and F-10 in annual report

Please tell us why the summary in this note is fairly stated in all material respects in accordance with US GAAP given the fact that the changes to prior year estimates for the allowance for uncollectible accounts and the allowance for contractual adjustments are analyzed on a combined rather than an individual basis. We understand that if there is a change in payer class the allowance for doubtful accounts and contractual allowance will change, however, the amounts should not offset each other. Therefore it is unclear to us why you believe the amounts presented are appropriate given that they are analyzed on a combined basis.

Response:

The note discloses that accounts receivable are reported net of estimated allowances for uncollectible accounts and contractual adjustments. The activity shown in this note for each year includes the net effect on the allowance for contractual discounts for changes in the patient’s initial expected funding between private and government insurance sources and self-pay accounts. This net effect is included in the line labeled “Additions charged to provision for uncollectible accounts.” We believe that this disclosure may be enhanced by separately reporting the component of the provision related to these changes. While the precise impact of such changes is not known, we are investigating ways of developing an estimate for disclosure in the future.

The Company confirms that the change in the allowance for uncollectible accounts and the allowance for contractual adjustments will not be the same when there is a change in payer class. One allowance will be increased while the other allowance will decrease. The difference will depend on the age of the charge at the time of the change in payer class because the amounts of the respective allowances that are provided are time-sensitive.

* * * * *

Jim B. Rosenberg, Senior Assistant Chief Accountant

Securities and Exchange Commission

January 26, 2007

In accordance with the Staff’s request set forth in the original comment letter, the Company again acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the Staff’s comments. If you have any questions, please don’t hesitate to contact me at (239) 931-7282.

Sincerely,

/s/ David M. Koeninger
David M. Koeninger
Executive Vice President and
Chief Financial Officer

cc:	Daniel E. Dosoretz, M.D., President and Chief Executive Officer

Darrell C. Smith, Esquire of Shumaker, Loop & Kendrick, LLP